FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk
9th Floor, Kailey T... g.
香港中環士... 樓
Tel: 2526 2186 • ... hk

Our Ref.: S/7911/94 LTO/kk/bt

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

- 6 DEC 2004

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of announcement dated 3rd December 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

dlw 1/5

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CONNECTED, DISCLOSEABLE AND SHARE TRANSACTION
ACQUISITION OF INTERESTS IN THE CHINA RESOURCES VANGUARD BUSINESS AND SUGUO

The directors of China Resources Enterprise, Limited announced that the Company entered into a conditional acquisition agreement with China Resources Holdings and China Resources Company on 3rd December, 2004 for the acquisition from China Resources Holdings of its 100% equity interest in the BVI Companies for a total consideration of HK$660,300,000 which will be satisfied by the issue of 57,971,905 new shares ("Consideration Shares") in the Company to China Resources Holdings. The BVI Companies have entered into separate conditional acquisition agreements on 3rd December, 2004 with the relevant member of the China Resources Company Group, whereby they will, on completion of such agreements, become the legal and beneficial owners of: (i) the 35% equity interest in the China Resources Vanguard Business, (ii) a related shareholders' loan of RMB35,000,000 (equivalent to approximately HK$32.9 million); and (iii) the 11.5% equity interest in Suguo. Following the Acquisition, the China Resources Vanguard Business will be wholly owned by the Group and Suguo will be 85% owned by the Group with the remaining 15% being owned by Jiangsu Foodstuffs, an independent third party (save otherwise being a substantial shareholder of the Group by virtue of its 15% interest in Suguo).

Based on the closing price of HK$11.5 of the Shares on the Stock Exchange on 3rd December, 2004, the Consideration Shares would have a total market value of approximately HK$666.7 million.

As China Resources Holdings is the controlling shareholder of the Company and China Resources Company is the controlling shareholder of China Resources Holdings, the Acquisition constitutes a connected transaction of the Company under the Listing Rules and requires independent shareholders' approval at an extraordinary general meeting of the Company. An independent board committee of the Company has been formed to give recommendation to the independent shareholders in respect of the Acquisition. An independent financial adviser will also be appointed to advise the independent board committee.

The 73.5% interest in Suguo was acquired by the Group over a period of two years, firstly a 39.25% interest from Jiangsu Foodstuffs in November 2002, another 10% interest from an independent third party in September 2003, and completion of acquisition of another 24.25% interest from Jiangsu Foodstuffs in September 2004. The acquisition of the 24.25% interest was a connected transaction of the Company as announced by the Company on 1st June, 2004 at the time when the agreement for the same was signed. Where the Acquisition is to be aggregated with the connected transaction of the acquisition of the 24.25% interest in Suguo (as part of the series of connected transactions within a 12 month period), the Acquisition will also constitute a discloseable transaction of the Company.

A circular containing, among other things, details of the Acquisition, advice of the independent financial adviser, recommendation of the independent board committee and notice convening an extraordinary general meeting to approve the Acquisition will be sent to shareholders of the Company as soon as practicable.

THE ACQUISITION AGREEMENT DATED 3RD DECEMBER, 2004

Vendor : China Resources Holdings

Purchaser : The Company

Warrantor : China Resources Company

Asset to be acquired : 100% equity interest in each of the BVI Companies and, indirectly, the Targeted Interests

Consideration : HK$660,300,000

The consideration has been arrived at after arm's length negotiations between the vendor and the purchaser who have also taken into account, among others, trading multiples of comparable companies and transactions in the retail chain industry in Hong Kong and China, and the business prospects of the China Resources Vanguard Business and the Suguo Group. The consideration also represents the aggregate investment costs of the China Resources Company Group's interests in the China Resources Vanguard Business and Suguo to be acquired by the Group indirectly through the Acquisition Agreement.

With reference to the unaudited combined net asset of the China Resources Vanguard Business, prepared in conformity with the PRC GAAP, as at 30th September, 2004 of approximately RMB407.9 million (equivalent to approximately HK$383.4 million) and including the Capital Increase and the remaining interest free shareholders' loans of China Resources Vanguard of RMB100,000,000 (equivalent to approximately HK$94.0

Conditions : Completion of the Acquisition Agreement is conditional upon the following:

(1) passing of a resolution at an extraordinary general meeting of the Company approving the Acquisition Agreement by the independent shareholders, being those shareholders of the Company other than China Resources Holdings and its associates, as defined in the Listing Rules;

(2) the PRC Agreements having been approved by the Approval Authority and duly completed and the BVI Companies having performed all its obligations under the PRC Agreements; and

(3) the Stock Exchange granting, or agreeing to grant, the listing of, and permission to deal in, the Consideration Shares.

Long-stop date : The Acquisition Agreement provides that should the satisfaction of all Conditions, not occur on or before 30th June, 2005, the Acquisition Agreement shall terminate.

INFORMATION ON THE CHINA RESOURCES VANGUARD BUSINESS

China Resources Vanguard Business is comprised of China Resources Vanguard Group and China Resources Wan Jia Group which are under the same management of China Resources Vanguard as the Group currently has 65% equity interest in each of China Resources Vanguard and China Resources Wan Jia. China Resources Vanguard Business is principally engaged in the operation of retail stores in the Guangdong province.

Based on the 2003 Ranking of 30 Largest PRC Retail Chain Enterprises (2003年最大30家連鎖企業) compiled by the Ministry of Commerce of the PRC and other industry information, the directors of the Company believe that the China Resources Vanguard Business is currently the largest supermarket chain operator in the Guangdong province

vendor and the purchaser who have also taken into account, among others, trading multiples of comparable companies and transactions in the retail chain industry in Hong Kong and China, and the business prospects of the China Resources Vanguard Business and the Suguo Group. The consideration also represents the aggregate investment costs of the China Resources Company Group's interests in the China Resources Vanguard Business and Suguo to be acquired by the Group indirectly through the Acquisition Agreement.

With reference to the unaudited combined net asset of the China Resources Vanguard Business, prepared in conformity with the PRC GAAP, as at 30th September, 2004 of approximately RMB407.9 million (equivalent to approximately HK$383.4 million) and including the Capital Increase and the remaining interest free shareholders' loans of China Resources Vanguard of RMB100,000,000 (equivalent to approximately HK$94.0 million), the adjusted unaudited combined net asset was approximately RMB967.9 million (equivalent to approximately HK$910.0 million). The unaudited consolidated net asset of Suguo as at 30th September, 2004 was approximately RMB445.9 million (equivalent to approximately HK$419.1 million). Based on the aggregate combined adjusted net asset of the China Resources Vanguard Business and the Suguo Group as at 30th September, 2004 as attributable to the Targeted Interests of approximately RMB387.4 million (equivalent to approximately HK$364.2 million), the consideration represents a premium of approximately HK$296.1 million), representing a premium of approximately 81.3%.

With reference to the unaudited combined turnover of the China Resources Vanguard Business and the audited consolidated turnover of Suguo, prepared in conformity with the PRC GAAP, for the year ended as at 31st December, 2003 of approximately RMB3,835.0 million (equivalent to approximately HK$3,604.9 million) and approximately RMB3,258.3 million (equivalent to approximately HK$3,062.8 million) respectively, the aggregate combined turnover of the China Resources Vanguard Business and the Suguo Group for the year ended 31st December, 2003 as attributable to the Targeted Interests of approximately RMB1,716.9 million (equivalent to approximately HK$1,613.9 million), the consideration represents a price/turnover multiple of approximately 0.41.

Based on the business prospects of China Resources Vanguard Business, the trading multiples of comparable companies in the retail chain industry in Hong Kong and the PRC, operational and financial synergies following further integration and co-operation of the supermarket business of the Group after the Acquisition, the directors of the Company (excluding the independent non-executive directors of the Company whose opinion will be subject to the advice of an independent financial adviser) consider that the Acquisition Agreement is entered into in its ordinary course of business, the terms of the Acquisition are fair and reasonable and the Acquisition is in the interest of the shareholders of the Company as a whole.

Payment arrangements : The consideration for the Acquisition shall be satisfied by the allotment and issue of the Consideration Shares.

Under the Acquisition Agreement, the Consideration Shares shall be allotted at an issue price of HK$11.39 per Share, being the average closing price of the Shares as at the date of the Acquisition Agreement and the four trading days immediately preceding the date of the Acquisition Agreement. The issue price of the Consideration Shares was approximately equal to the average closing price of the Shares as quoted on the Stock Exchange for the five trading days up to and including 3rd December, 2004, represents a premium of approximately 1.0% to the respective average closing price of the Shares as quoted on the Stock Exchange for the ten trading days up to and including 3rd December, 2004 respectively, or a discount of approximately 1.0% to the closing price of the Shares as at 3rd December, 2004. The Consideration Shares *represent approximately 2.7% of the issued share capital of the Company as at 3rd* December, 2004, or of the enlarged share capital of the Company immediately following the issue of the Consideration Shares.

Based on the closing price of HK$11.5 of the Shares on the Stock Exchange on 3rd December, 2004, the Consideration Shares would have a total market value of approximately HK$666.7 million.

The Consideration Shares will, upon issue, rank pari passu in all respects with all the existing shares of the Company then in issue. Upon the issue of the Consideration Shares, the attributable interest of China Resources Holdings and its associates in the Company will increase from approximately 55.1% to approximately 56.3%.

An application will be made to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

Long-stop date : The Acquisition Agreement provides that should the satisfaction of all Conditions, not occur on or before 30th June, 2005, the Acquisition Agreement shall terminate.

INFORMATION ON THE CHINA RESOURCES VANGUARD BUSINESS

China Resources Vanguard Business is comprised of China Resources Vanguard Group and China Resources Wan Jia Group which are under the same management of China Resources Vanguard as the Group currently has 65% equity interest in each of China Resources Vanguard and China Resources Wan Jia. China Resources Vanguard Business is principally engaged in the operation of retail stores in the Guangdong province.

Based on the 2003 Ranking of 30 Largest PRC Retail Chain Enterprises (2003年最大30家連鎖企業) compiled by the Ministry of Commerce of the PRC and other industry information, the directors of the Company believe that the China Resources Vanguard Business is currently the largest supermarket chain operator in the Guangdong province, China. China Resources Vanguard Business has established a chain of 18 hypermarket stores, 22 superstores and 72 standard supermarket stores in, but not limited to, Shenzhen, Zhongshan, Zhuhai and Guangzhou, etc. as at 30th September, 2004.

The Group was originally interested in China Resources Wan Jia Group as to 50%, which interest was subsequently increased to 65% in July, 2002 through acquisition from an independent third party. The Company first acquired its 65% interest in China Resources Vanguard in July 2002 from the China Resources Company Group.

The unaudited combined turnover, net profits before and after taxation and extraordinary items of the China Resources Vanguard Business in respect of the two financial years ended 31st December, 2003 (based on audited accounts of the individual companies) and the unaudited combined turnover, net profits before and after taxation and extraordinary items in respect of the nine months ended 30th September, 2003 and 30th September, 2004 are as follows. The above unaudited results of China Resources Vanguard Business have been prepared in conformity with the PRC GAAP:

	From 1st January, 2003 to 31st December, 2003 Unaudited RMBmillion	From 1st January, 2003 to 31st December, 2003 Unaudited HK$ million (equivalent)	From 1st January, 2002 to 31st December, 2002 Unaudited RMBmillion	From 1st January, 2002 to 31st December, 2002 Unaudited HK$ million (equivalent)	From 1st January, 2004 to 30th September, 2004 Unaudited RMBmillion	From 1st January, 2004 to 30th September, 2004 Unaudited HK$ million (equivalent)	From 1st January, 2003 to 30th September, 2003 Unaudited RMBmillion	From 1st January, 2003 to 30th September, 2003 Unaudited HK$ million (equivalent)
Turnover	3,835.0	3,604.9	3,064.5	2,880.6	3,018.1	2,837.0	2,863.3	2,619.5
Consolidated net profit/(loss) before taxation and extraordinary items	(257.0)	(241.6)	28.1	26.4	(107.6)	(101.1)	(201.4)	(189.3)
Profit/(loss) attributable to shareholders	(256.5)	(241.1)	20.6	19.4	(106.5)	(100.1)	(201.1)	(189.0)

Note: The above unaudited financial results of the China Resources Vanguard Business have been prepared in conformity with the PRC GAAP

As the results of the China Resources Vanguard Business have been consolidated in the accounts of the Group after adjustments in accordance with accounting principles generally accepted in Hong Kong, the results of the China Resources Vanguard Business for the year ended 31st December, 2003 and for the nine months ended 30th September, 2003 and 30th September, 2004 prepared in accordance with accounting principles generally accepted in Hong Kong are as follows:

	From 1st January, 2003 to 31st December, 2003 Unaudited HK$ million	From 1st January, 2004 to 30th September, 2004 Unaudited HK$ million	From 1st January, 2003 to 30th September, 2003 Unaudited HK$ million
Turnover	3,625.2	2,859.1	2,705.5
Consolidated net profit/(loss) before taxation and extraordinary items	(209.0)	(83.8)	(177.8)
Profit/(loss) attributable to shareholders	(156.5)	(61.5)	(132.1)

Note: The above financial results of the China Resources Vanguard Business have been prepared in conformity with the PRC GAAP after taking into account adjustments in accordance with accounting principles generally accepted in Hong Kong.

The unaudited combined net asset of the China Resources Vanguard Business, prepared in conformity with the PRC GAAP, as at 31st December, 2003 (based on audited accounts of the individual companies) was approximately RMB509.9 million (equivalent to approximately HK$479.3 million).

Interest free shareholders' loans of RMB280,000,000 (equivalent to approximately HK$263.2 million) in China Resources Vanguard have been converted into registered capital of China Resources Vanguard in November 2004. Following such capitalisation, China Resources Vanguard currently still has remaining interest free shareholders'

loans of RMB100,000,000 (equivalent to approximately HK$94.0 million), which is owed to the Company in the amount of approximately HK$61,100,000 (equivalent to approximately RMB65 million) and to China Resources Company in the amount of RMB35,000,000 (equivalent to approximately HK$32.9 million). The registered capital of China Resources Wan Jia was increased in November, 2004 by RMB180,000,000 (equivalent to approximately HK$169.2 million) to provide part of the funding required for the acquisition from an independent third party in October, 2004 of a piece of property occupied by the China Resources Vanguard Business as a hypermarket store. Taking into account and including the Capital Increase and the remaining interest free shareholders' loans of China Resources Vanguard of RMB100,000,000 (equivalent to approximately HK$94.0 million), the adjusted unaudited combined net asset of the China Resources Vanguard Business, prepared in conformity with the PRC GAAP, as at 30th September, 2004 was approximately RMB960.4 million (equivalent to approximately HK$902.8 million).

INFORMATION ABOUT SUGUO

Based on the 2003 Ranking of 30 Largest PRC Retail Chain Enterprises (2003年最大30家連鎖企業) compiled by the Ministry of Commerce of the PRC and other industry information, the directors of the Company believe that Suguo is *currently the largest supermarket chain operator in Jiangsu province*, China. It was established in July 1996 and was operating 79 super stores, 989 supermarket stores and 225 convenience stores in Nanjing, Jiangsu as at 30th September, 2004.

The Company first acquired its 39.25% interest in Suguo back in November 2002 and subsequently increased its interest to 49.25% in October, 2003 and then further increased its interest to 73.5% in September, 2004.

The audited consolidated turnover, net profits before and after taxation and extraordinary items of Suguo in respect of the two financial years ended 31st December, 2003 and the unaudited consolidated turnover, net profits before and after taxation and extraordinary items in respect of the nine months ended 30th September, 2003 and 30th September, 2004 are as follows. The above audited and unaudited results of Suguo have been prepared in conformity with the PRC GAAP:

	From 1st January, 2003 to 31st December, 2003 Audited RMBmillion	Audited HK$ million (equivalent)	From 1st January, 2002 to 31st December, 2002 Audited RMBmillion	Audited HK$ million (equivalent)	From 1st January, 2004 to 30th September, 2004 Unaudited RMBmillion	Unaudited HK$ million (equivalent)	From 1st January, 2003 to 30th September, 2003 Unaudited RMBmillion	Unaudited HK$ million (equivalent)
Turnover	3,258.3	3,062.8	2,604.5	2,448.2	3,194.5	3,002.8	2,383.8	2,240.8
Consolidated net profit before taxation and extraordinary items	73.9	69.5	61.1	57.4	70.3	66.1	42.2	39.7
Profit attributable to shareholders	46.8	44.0	40.9	38.4	45.2	42.5	26.7	25.1

Note: The above financial results of the Suguo Group have been prepared in conformity with the PRC GAAP.

The results of Suguo have been consolidated into the accounts of the Group after adjustments in accordance with accounting principles generally accepted in Hong Kong since Suguo *became a subsidiary of the Group* in October, 2003. The results of Suguo for the year ended 31st December, 2003 and for the nine months ended 30th September, 2003 and 30th September, 2004 prepared in accordance with accounting principle generally accepted in Hong Kong are as follows:

	From 1st January, 2003 to 31st December, 2003 Unaudited HK$ million	From 1st January, 2004 to 30th September, 2004 Unaudited HK$ million	From 1st January, 2003 to 30th September, 2003 Unaudited HK$ million
Turnover	3,105.9	3,121.8	2,240.8
Consolidated net profit before taxation and extraordinary items	63.0	82.0	39.7
Profit attributable to shareholders	38.3	58.4	25.1

Note: The above financial results of Suguo Group have been prepared in conformity with the PRC GAAP after taking into account adjustments in accordance with accounting principles generally accepted in Hong Kong.

The [illegible] of Suguo [illegible] prepared in conformity with the PRC GAAP as at 31st December, 2003

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As China Resources Holdings is the controlling shareholder, interested in approximately 55.1% in the issued share capital, of the Company, and China Resources Company is the controlling shareholder of China Resources Holdings, the Acquisition constitutes a connected transaction of the Company under the Listing Rules and requires independent shareholders' approval at an extraordinary general meeting of the Company. China Resources Holdings and its associates (as defined in the Listing Rules) shall abstain from voting at such extraordinary general meeting. An independent board committee of the Company has been formed to give recommendation to the independent shareholders in respect of the Acquisition. An independent financial adviser will also be appointed to advise the *independent board committee*.

The 73.5% interest in Suguo was acquired by the Group over a period of two years, firstly a 39.25% interest from Jiangsu Foodstuffs in November 2002, another 10% interest from an independent third party in September 2003, and completion of acquisition of another 24.25% interest from Jiangsu Foodstuffs in September 2004. The acquisition of the 24.25% interest was a connected transaction of the Company as announced by the Company on 1st June, 2004 at the time when the agreement for the same was signed. Where the Acquisition is to be aggregated *with the connected* transaction of the acquisition of the 24.25% interest in Suguo (as part of the series of connected transactions within a 12 month period), the Acquisition will also constitute a discloseable transaction of the Company.

A circular containing, among other things, details of the Acquisition, advice of the independent financial adviser, recommendation of the independent board committee and notice convening an extraordinary general meeting to approve the Acquisition will be sent to shareholders of the Company as soon as practicable.

DEFINITIONS

"Acquisition"	The acquisition of the 100% equity interest in each of Aiming Investments, Wealth Choice Investments, and Surefaith Investments as provided under the Acquisition Agreement
"Acquisition Agreement"	An acquisition agreement dated 3rd December, 2004 as referred to in this announcement
"Approval Authority"	All relevant government authorities in the PRC, including 中華人民共和國商務部 (Ministry of Commerce of the People's Republic of China) or its authorised delegate(s), whose approvals are required to approve the PRC Agreements
"Aiming Investments"	Aiming Investments Limited, a company incorporated in the British Virgin Islands, and a wholly owned subsidiary of China Resources Holdings
"BVI Companies"	Aiming Investments, Wealth Choice Investments and *Surefaith Investments*
"Capital Increase"	the increase in the registered capital of China Resources Wan Jia, of RMB180,000,000 (equivalent to approximately HK$169.2 million effected in November 2004), which have been fully paid up by all shareholders of China Resources Wan Jia in proportion to their respective shareholding interests; and conversion of interest free shareholders' loans of RMB280,000,000 (equivalent to approximately HK$263.2 million) in China Resources Vanguard into registered capital of China Resources Vanguard effected in November 2004, thereby resulting in fully paid up capital of HK$226,200,000 in China Resources Wan Jia and paid up capital of RMB712,500,000 (equivalent to approximately HK$670.0 *million) in China Resources Vanguard*
"China Resources Company"	華潤股份有限公司 (China Resources Co., Limited), a joint stock limited company incorporated in the PRC, and the controlling shareholder of China Resources Holdings, and the investment holding company of the China Resources Company Group
"China Resources Company Group"	China Resources Company and its subsidiaries, other than the Group
"China Resources Holdings"	China Resources (Holdings) Company Limited, the controlling shareholder of the Company interested in about 55.1% of the Company's issued share capital, and a *company incorporated* in Hong Kong with limited liability, and the investment holding company of the China Resources Holdings Group
"China Resources Holdings Group"	China Resources Holdings and its subsidiaries
"China Resources Vanguard"	華潤萬家有限公司 (China Resources Vanguard Co., Ltd), a company incorporated in the PRC and a 65% owned subsidiary of the Group with the remaining 35% owned by China Resources Company
"China Resources Vanguard [illegible]	China Resources Vanguard Group and China Resources Wan Jia Group

Consolidated net profit before taxation and extraordinary items	63.0	82.0	39.7
Profit attributable to shareholders	38.3	58.4	25.1

Note: The above financial results of Suguo Group have been prepared in conformity with the PRC GAAP after taking into account adjustments in accordance with accounting principles generally accepted in Hong Kong.

The audited consolidated net asset of Suguo, prepared in conformity with the PRC GAAP, as at 31st December, 2003 was approximately RMB400.7 million (equivalent to approximately HK$376.7 million). The unaudited consolidated net asset of Suguo, prepared in conformity with the PRC GAAP, as at 30th September, 2004 was approximately RMB445.9 million (equivalent to approximately HK$419.1 million).

REASONS FOR THE ACQUISITION

At present, the Group's supermarket business in the PRC is managed principally via two subsidiary companies, China Resources Vanguard and Suguo. The directors of the Company regard the Group as among the largest supermarket operators in China with leading market share in Guangdong province and Jiangsu province. The business of the China Resources Vanguard Business has been concentrated in the southern part of China whilst that of the Suguo Group in the eastern part of China.

Although the China Resources Vanguard Business incurred a loss in the year ended 31st December, 2003 and the nine months ended 30th September, 2004, there was considerable year-on-year improvement in profitability for the first nine months of this year through an increase in rebate revenue from suppliers, on-going cost control measures and closure of inefficient stores. In anticipation of the relaxation of the PRC laws allowing non PRC entities to hold a 100% interest in retail chain stores in the PRC commencing 11th December, 2004, the directors of the Company believe that it is now a good opportunity for the Company to acquire the remaining interests in the China Resources Vanguard Business and the Suguo Group from the China Resources Company Group and to streamline the shareholding structure of its supermarket operations. The Group's interests in the China Resources Vanguard Business and the Suguo Group before and after the Acquisition are summarized as follows:

The Group's shareholding in the China Resources Vanguard Business and Suguo before the Acquisition



China Resources Company
100.0%
China Resources Holdings
55.1%
Public
44.7%
Jiangsu Foodstuffs
The Company*
35%
65%
73.5%
11.5%
15%
China Resources Vanguard Business
Suguo

The Group's shareholding in the China Resources Vanguard Business and Suguo after the Acquisition



China Resources Company
100.0%
China Resources Holdings
56.3%
Public
43.6%
Jiangsu Foodstuffs
The Company*
100%
85%
15%
China Resources Vanguard Business
Suguo

Note: including direct or indirect interest

* remaining interest held by directors of the Company

As a result of the Acquisition, the Group can further centralize the management functions, reduce administrative expenses, promote management by store format and strengthen its position with its suppliers. The Acquisition will also accelerate the integration between the China Resources Vanguard Business and the Suguo Group so that the Group's supply chain in the Guangdong province and Jiangsu province can become more efficient and the distribution network can be further expanded and better utilized. Accordingly, the directors of the Company believe that synergies will be created leading to higher profitability ultimately.

Group"

"China Resources Holdings"	China Resources (Holdings) Company Limited, the controlling shareholder of the Company interested in about 55.1% of the Company's issued share capital, and a company incorporated in Hong Kong with limited liability, and the investment holding company of the China Resources Holdings Group
"China Resources Holdings Group"	China Resources Holdings and its subsidiaries
"China Resources Vanguard"	華潤萬家有限公司 (China Resources Vanguard Co., Ltd), a company incorporated in the PRC and a 65% owned subsidiary of the Group with the remaining 35% owned by China Resources Company
"China Resources Vanguard Business"	China Resources Vanguard Group and China Resources Wan Jia Group
"China Resources Vanguard Group"	China Resources Vanguard and its subsidiaries
"China Resources Wan Jia"	深圳華潤萬佳超級市場有限公司 (Shenzhen China Resources Wan Jia Supermarket Co., Ltd.), a company incorporated in the PRC and a 65% owned subsidiary of the Group with the remaining 35% owned by China Resources Company
"China Resources Wan Jia Group"	China Resources Wan Jia and its subsidiary
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on the Stock Exchange
"Conditions"	The conditions precedent for the completion of the Acquisition Agreement
"Consideration Shares"	The 57,971,905 new shares in the Company to be issued to China Resources Holdings in relation to the Acquisition
"Group"	The Company and its subsidiaries
"Jiangsu Foodstuffs"	江蘇省果品食雜總公司 (Jiangsu Foodstuffs Co., Ltd.), a collectively-owned enterprise established in the PRC, which holds 15% of the registered share capital of Suguo
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	People's Republic of China
"PRC Agreements"	The conditional acquisition agreements entered into on 3rd December, 2004 by the BVI Companies with the relevant member of the China Resources Company Group in relation to the Targeted Interests
"PRC GAAP"	"Accounting Standards for Enterprises" and "Accounting Systems for Enterprise" of the PRC
"Suguo"	蘇果超市有限公司 (Suguo Supermarket Co., Ltd.), a company incorporated in People's Republic of China and a 73.5% subsidiary of the Group with another 11.5% owned by China Resources Group and the remaining 15% owned by Jiangsu Foodstuffs
"Suguo Group"	Suguo and its subsidiaries
"Surefaith Investments"	Surefaith Investments Limited, a company incorporated in the British Virgin Islands, and a wholly owned subsidiary of China Resources Holdings
"Share(s)"	Share(s) of HK$1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Targeted Interests"	With respect to the China Resources Vanguard Business, the 35% equity interest currently owned by China Resources Company, together with a related shareholders' loan of RMB35,000,000 (equivalent to approximately HK$32.9 million), and with respect to Suguo, the 11.5% currently owned by the China Resources Company Group
"Wealth Choice Investments"	Wealth Choice Investments Limited, a company incorporated in the British Virgin Islands, and a wholly owned subsidiary of China Resources Holdings

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 3rd December, 2004

As at that date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.